Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Dated March 20, 2024

(To Preliminary Prospectus dated February 27, 2024)

Registration Statement No. 333-275618

ALTA GLOBAL GROUP LIMITED

This free writing prospectus relates only to the initial public offering of ordinary shares of Alta Global Group Limited (the “Company”) and should be read together with the preliminary prospectus dated February 27, 2024 (the “Preliminary Prospectus”) included in Amendment No. 3 to the Registration Statement (“Amendment No. 3”) on Form F-1 (File No. 333-275618) relating to the offering of such securities. Amendment No. 3 may be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1981519/000149315224008008/formf-1a.htm

The Company has filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you a copy of the Preliminary Prospectus if you request it from: ThinkEquity LLC, Prospectus Department, 17 State Street, 41st Floor, New York, New York 10004, by telephone at (877) 436-3673 or by email at prospectus@think-equity.com.

The following is a partial transcript from a video that refers to the Company’s initial public offering that is available at https://www.youtube.com/watch?si=BrABkSw6PDqp_tdj&v=NVkNM8NmWD0&feature=youtu.be. Information on, or accessible through, the Company’s website, the website linked above, or mentioned in the video and transcript is not part of this free writing prospectus, nor is it part of the Preliminary Prospectus or Amendment No. 3.

0:01:51 Ariel Helwani: So explain to the people, because I think. Well, obviously, on this show, Wimp to Warrior was something that we talked about, because our own Casey. Casey Leydon had his match. And I actually think that there’s a way we can work together. But I will tell you about that in a moment. Tell us why this is a big week for now it’s called Train Alta. You guys transitioned over to a new name. You rebranded, right? Yes. Why is this a big week for you guys? And bring us up to speed on what you guys are doing.

0:02:15 John Kavanagh: So I guess the big one is we’re listing on the stock exchange underneath the ticker MMA, which I really love.

0:03:55 Rich Chou: Three years when you gave me the opportunity to come on and talk about the big transition. And it’s only fitting to be back to share this moment with you. And it’s a pretty big milestone for us. We’re extremely excited. There’s a lot of work to be done. In many ways, it feels like it’s just beginning. In some ways, like this three years has flown by, and we’ve had our ups and downs in certain times. Never thought we’d get here. But the scrappy little startup has made it, and at least to the NYSE. In fact, that’s where we’re going right after the show, is to present there.

0:04:35 Rich Chou: And we’re on track to list next week.

0:04:38 Ariel Helwani: Wow, that is wild. By the way, how did you guys get MMA as the three letters?

0:04:43 Rich Chou: We still haven’t quite figured that out. We’re not asking questions.

0:04:48 John Kavanagh: It was kind of somewhat presented to us and it was like, oh, would you be interested? Yeah, we’ll take that. So, just worked out really well that if you want to invest in MMA, you can literally invest in MMA.

0:12:31 John Kavanagh: That’s what this IPO is about, and I’m not sure what I can say on all of that, but basically, to give us that capital strength where we can employ more people, put more into the tech, put more into our marketing, and get as many people on the mats as possible, that’s what we’re about.

0:20:37 John Kavanagh: I think everything has been a little bit on hold for quite a while now. And this weekend, today, launching this roadshow is really the kickstart again.

0:21:08 John Kavanagh: We’re going to have the funding by the end of this, and we’re really ready to put the foot down and really make this big time.

0:46:51 Ariel Helwani: So are you guys going to be like ringing the bell and all that next week? Is it that famous shot up there? Is that going to be you guys?

0:46:56 Rich Chou: It won’t be next week. We’ll get listed next week.

0:47:00 Ariel Helwani: Okay.

0:47:01 Rich Chou: We’ll be available. You can go and start buy stock.

0:47:05 Ariel Helwani: Crazy.

0:47:05 Rich Chou: Buying stock again. The ticker MMA. Under the ticker MMA.

0:47:10 Ariel Helwani: When you say next week, like when? Monday.

0:47:12 Rich Chou: We’re going to find out. Straight to the exchange right from here. And we’re going to spend the week ironing out all the details with the bankers and our exec team. But they are saying next week, and this is not a matter of if, but when. This is going to happen. This is happening.

0:47:31 Ariel Helwani: When does the bell thing happen? I want that shot of you guys up there.

0:47:35 Rich Chou: They say that usually happens like a month and a half or so later.

0:47:38 Ariel Helwani: Okay.

0:47:38 Rich Chou: It doesn’t actually happen immediately, but that will happen. Yes.

0:55:56 Ariel Helwani: Right. I love it. Well, I wish you guys the best. Congratulations on making it to this point and what’s to come this week here in New York. And, yeah, I will be watching with a big smile on my face when you’re up there with the ding, ding, ding. Whatever you do up there. I don’t know what people do up there, but you actually physically ring a bell. It’s incredible.